CAUSEWAY CAPITAL MANAGEMENT TRUST

MULTIPLE CLASS PLAN PURSUANT TO RULE 18f-3

Causeway Capital Management Trust (the “Trust”) hereby amends and adopts this Multiple Class Plan pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (“1940 Act”) on behalf of the Causeway International Value Fund, Causeway Global Value Fund, Causeway Emerging Markets Fund, Causeway International Opportunities Fund, Causeway Global Absolute Return Fund, and Causeway International Small Cap Fund and any series that may commence operations in the future (each a “Fund”).

A.	General Description of Classes Offered

Each Fund shall have one or more of the following classes (each a “Class”), as may from time to time be created by the Board of Trustees of the Trust (the “Board”) acting pursuant to the Declaration of Trust.

1.    Investor Class Shares. Investor Class shares are sold to the general public. They may be held directly by the beneficial owner, or by a profit-sharing or retirement plan or other intermediary.

Investor Class shares are subject to no front-end or contingent deferred sales load. Investor Class shares pay a shareholder service fee at an annual rate of up to 0.25% of average daily net assets of the Fund, as set forth in the Shareholder Service Plan and Agreement. The minimum initial investment for Investor Class shares is $5,000.

2.    Institutional Class Shares. Institutional Class shares are available for purchase by institutions and individuals who meet the account minimum set forth below.

Institutional Class shares are subject to no front-end or back-end sales load and pay no shareholder service fee. The minimum initial investment for Institutional Class shares is $1 million.

The account minimums for Institutional and Investor Class shares noted in 1 and 2 above may be waived for employees and board members of the Funds’ investment adviser (or its parent holding company) and Trustees of the Funds and their families, and for holders of shares purchased by clients of the Funds’ investment adviser, or as otherwise set forth in a Fund’s prospectus or statement of additional information. The Funds’ officers or their delegates may, in their discretion, also waive or lower account minimums for customers of a financial intermediary or investment adviser if the aggregate investments of the customers of the financial intermediary or investment adviser meet the account minimum or are believed likely to meet the account minimum in the future, or as otherwise set forth in a Fund’s prospectus or statement of additional information.

B.	Expense Allocations of Each Class

1.    Certain expenses may be attributable to a particular Class of shares (“Class Expenses”). To the extent permitted by the 1940 Act, Class Expenses are charged directly to the net assets of the particular Class and, thus, are borne on a pro rata basis by the outstanding shares of that Class. Fees and expenses that are not Class Expenses are allocated among the Classes on the basis of their respective net asset values.

In addition to the shareholder service fees described above, each Class also could pay a different amount of the following other expenses:

(a)	transfer agent fees identified as being attributable to a specific Class of shares;

(b)

stationary, printing, postage and delivery expenses related to preparing and distributing materials such as shareholder reports, prospectuses and proxy statements to current shareholders of a specific Class of shares;

(c)	Blue Sky fees incurred by a specific Class of shares;

(d)	Securities and Exchange Commission registration fees incurred by a specific Class of shares;

(e)	Trustees’ fees or expenses incurred as a result of issues relating to a specific Class of shares;

(f)	accounting expenses relating solely to a specific Class of shares;

(g)	auditors’ fees, litigation expenses and legal fees and expenses relating to a specific Class of shares;

(h)	expenses incurred in connection with shareholders meetings as a result of issues relating to a specific Class of shares; and

(i)	other expenses incurred attributable to a specific Class of shares.

2.    Causeway Capital Management LLC (the Funds’ investment adviser) and the Funds’ principal underwriter and other service providers may agree to waive the fees and/or reimburse the non-Class Expenses of any Fund without prior approval of the Board. Such waiver or reimbursement will be allocated to each Class of the Fund in the same proportion as the fee or expense being waived or reimbursed.

C.	Exchange Privileges

Each Class may offer exchange privileges with shares of the same Class of any other Fund, to be effected in accordance with procedures and any requirements set forth in the Fund’s prospectus or statement of additional information.

D.	Conversion Features

A beneficial owner of an Investor Class account or multiple Investor Class accounts directly with a Fund with a total investment in a Fund exceeding $1 million may request the Fund to convert and/or exchange in kind the beneficial owner’s shares to Institutional Class shares. A financial intermediary or investment adviser whose customers in aggregate invest more than $1 million in the Trust may request a Fund to convert and/or exchange in kind its customers’ shares to Institutional Class shares. A financial intermediary or investment adviser may also convert or exchange in kind a beneficial owner’s Institutional Class shares to Investor Class shares, as described in the prospectus or statement of additional information. In addition, the Classes shall have any other conversion features set forth in the prospectus or statement of additional information.

E.	Additional Information

The prospectus and statement of additional information for a Fund may contain additional information about the Classes and the Fund’s multiple class structure; provided, however, that none of the terms set forth in any such prospectus or statement of additional information shall be inconsistent with the terms of the Classes set forth in this Plan.

F.	Effective Date; Amendments

This Plan became effective on October 17, 2001. Before any material amendments can be made to this Plan, a majority of the Board, and a majority of the Trustees who are not interested persons of the Trust (as defined in Section 2(a) (19) of the 1940 Act) must find that the Plan as proposed to be amended, including the expense allocation, is in the best interests of each Class individually and the Trust as a whole.

G.	Limitation of Liability

The Trustees of the Trust and the shareholders of each Fund shall not be liable for any obligations of the Trust or any Fund under this Plan. Any person asserting any rights or claims under this Plan shall look only to the assets and property of the Trust or such Funds in settlement of such rights or claims, and not to any Trustee or shareholder.

Amended:  October 31, 2011

Amended:  November 6, 2017

Amended:  August 6, 2018

Amended:  February 4, 2019

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